FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of June


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Media Information

5 June 2006


First gas from Atlantic and Cromarty North Sea development reaches UK


BG Group and Amerada Hess today announced that first gas has flowed from their jointly developed Atlantic and Cromarty fields in the Outer Moray Firth to the newly expanded ExxonMobil SAGE terminal at St Fergus.


The successful completion of this project, which only received DTI sanction in December 2003, is expected to achieve a plateau rate of 220 million standard cubic feet per day (mmscfd).


Mark Carne, BG Executive Vice President and Managing Director for Europe and Central Asia, said:


"The successful development of the Atlantic and Cromarty fields demonstrates BG's ability to commercialise discoveries and maximise the recovery of hydrocarbons from the UKCS wherever possible.


"At a time of rising energy costs and increasing demand for gas it is essential that we make the most of our indigenous supplies. I am delighted that today we have delivered a new development that will make a valuable contribution to the UK's energy needs."


Robert Olsen, Chairman and Production Director, ExxonMobil International Limited said:


"We are pleased with the start-up of the Atlantic and Cromarty fields. Attracting such third party processing to the SAGE terminal at St Fergus has
increased the utilisation of existing infrastructure.   Production from the new
development will provide an important contribution to UK gas supplies."


There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005.


Notes to Editors:


BG Group plc is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


Interests in the Atlantic and Cromarty fields:

                    BG                            Amerada Hess

Atlantic            75% Operator                  25%

Cromarty            10%                           90% Operator


The fields lie 12.5 kilometres apart, approximately 80 kilometres north east of St Fergus in the Outer Moray Firth. The Atlantic field was discovered in 1997 and lies in licence block 14/26a. The Cromarty field was discovered in 1986 and lies in licence block 13/30a.


The gas will be fed to the SAGE terminal for processing via the longest direct to shore sub-sea tie-back constructed in the UK North Sea. The SAGE St Fergus terminal is operated by Mobil North Sea Limited (an ExxonMobil subsidiary). Once processed the gas will be fed into the National Transmission System.


The sub-sea facilities will be operated remotely from the control room at the St Fergus SAGE terminal via a satellite link to the Shell operated Goldeneye platform, and then via a 32 km sub-sea electro-hydraulic umbilical to the Atlantic and Cromarty fields.


BG Group operates the Armada, Maria and Seymour fields in the Central North Sea, the Blake and Atlantic fields in the Outer Moray Firth, and some of the Easington Catchment Area fields in the Southern North Sea (Neptune, Mercury, Minerva and Apollo).


Enquiries:

Communications                         +44 (0) 118 929 2462

Out of hours media mobile:             +44 (0) 791 718 5707

Investor Relations    Chris Lloyd/Helen Parris/
                      Kate Bingham     +44 (0) 118 929 3025

Website: www.bg-group.com

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 05 June, 2006                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary